Exhibit 99.2

Q&A Acquisition of GenMark Diagnostics, Inc.

Key Messages (for deal terms, see section below)

•	Roche continues to address evolving healthcare needs as well as unmet medical needs with innovative diagnostic solutions that alleviate healthcare costs.

•	Today (date) we announced that we have entered into a definitive merger agreement to fully acquire GenMark.

•	Acquiring GenMark will further expand our molecular diagnostics portfolio to provide lifesaving information quickly to patients and their healthcare providers in the fight against infectious diseases.

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GenMark’s innovative syndromic panel tests can detect dozens of pathogens and antibiotic resistances that can cause specific syndromes in respiratory and bloodstream infections, in a single test from one patient sample.

•	The rapid identification of bloodstream infections and the detection of antimicrobial resistance genes are more essential than ever for hospitals and their patients.

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Additionally, GenMark’s Respiratory Pathogen Panels identify the most common viral and bacterial organisms associated with upper respiratory infection, including SARS-CoV-2, complementing Roche’s extensive portfolio of COVID-19 diagnostics solutions.

•	Once the transaction closes, we look forward to working with GenMark’s world-class scientists and employees to broaden their reach, providing greater impact to patients and customers globally.

General Questions

What is GenMark Diagnostics?

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GenMark is a molecular diagnostics company focused on developing and commercializing multiplex molecular diagnostic solutions designed to enhance patient care, improve key quality metrics and reduce the total cost of care. GenMark’s headquarters are in Carlsbad, CA.

Why is Roche pursuing this transaction now and how does it fit with Roche’s strategy?

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Infectious diseases are a leading cause of death globally. Roche is committed to reducing the burden of infectious diseases through effective testing, monitoring and management of antimicrobial resistance.

•	Acquiring GenMark and its syndromic panel testing portfolio will further expand and complement Roche’s strong portfolio in Molecular Diagnostics.

•	Roche is not currently in the syndromic testing space, and this acquisition allows for expansion of this technology.

What is Syndromic testing?

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Syndromic testing utilizes a multiplex approach to detect multiple pathogens in a single test with a single patient sample. It allows clinicians to rapidly test for a broad number of pathogens, generally providing greater sensitivity and specificity than traditional methods of testing.

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Syndromic testing is an important advancement for patients and clinicians as infectious diseases, including lower respiratory infections and bloodstream infections, can lead to sepsis, and collectively are among the top causes of death worldwide. Because of the common occurrence of specific symptoms despite different pathogens, certain infectious diseases are considered to be syndromes. These can be difficult to diagnose using conventional testing methods.

•	Syndromic testing for infectious diseases is designed to improve patient outcomes, more rapid infection control and improved hospital bed management.

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By detecting the most common pathogens that cause disease together on a single rapid test, clinicians can prescribe the right therapeutic within hours – rather than days - when compared to conventional testing algorithms.

•	Not using a syndromic approach may result in a patient being treated with an antimicrobial agent unnecessarily that may subject the patient to potential adverse side effects.

•	Reducing unnecessary treatment of antimicrobials also drives antimicrobial stewardship.

How did you decide on GenMark?

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GenMark is currently developing and commercializing high-value instruments and simple-to-perform, clinically relevant multiplex molecular panels based on its proprietary eSensor electrochemical detection technology.

•	The eSensor instruments are designed to support a broad range of molecular diagnostic panels with compact, easy-to-use workstations and self-contained, disposable test cartridges.

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GenMark’s ePlex instrument is a multiplex, sample-to-answer platform that is designed to optimize laboratory efficiency and address a broad range of infectious disease testing needs, including respiratory and bloodstream infections. GenMark is currently commercializing its ePlex instrument and diagnostic test panels, which are referred to as the ePlex system, in the United States, Europe and other geographic regions.

•	GenMark’s innovative diagnostic technologies enhance the Roche portfolio of Infectious diseases testing.

How many employees does GenMark have and what do they do?

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As of December 31, 2020, GenMark reported 618 employees, with 99 involved in research & development; 413 in operations, manufacturing, and quality assurance; 62 in sales and marketing and 44 in general and administrative functions.

How do GenMark’s technologies fit in the current Roche portfolio and how could Roche add value to GenMark?

•	Combining Roche and GenMark portfolios, expertise and innovation will benefit patients, laboratories and healthcare providers.

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Roche offers a comprehensive portfolio of infectious disease assays along the continuum of care, enabling laboratories to provide the right information, from screening and diagnosis to patient management and treatment monitoring.

•	Our complete infectious diseases offering includes serology and molecular testing.

•	GenMark’s syndromic panel testing portfolio will enhance Roche’s current molecular diagnostics portfolio and expand the reach of GenMark’s products.

•	This acquisition brings together excellence in technologies to aid in the fight to control infectious disease.

Deal Terms

What are the terms of the agreement?

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Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of GenMark’s common stock for US$ 24.05 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 1.8 billion on a fully diluted basis. This price represents a premium of approximately 43% to GenMark’s unaffected closing share price on February 10, 2021, the last trading day before a media report was published speculating about a potential sale process.

•	The merger agreement has been unanimously approved by the boards of GenMark and Roche.

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Under the terms of the merger agreement, on the date of commencement of the offer, GenMark will file a recommendation statement containing the unanimous recommendation of the GenMark Board that GenMark’s shareholders tender their shares to Roche.

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The transaction is expected to close in the 2nd quarter of 2021 and is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of GenMark’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

What is the difference between the fully diluted equity value of US$ 1.9 billion and the transaction value of US$ 1.8 billion?

•	The fully diluted equity value of approximately US$ 1.9 billion includes approximately US$50 million of projected net cash expected at close.

What synergies do you expect from the transaction?

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We do not comment on synergies and do not disclose specific synergy numbers. We will preserve the stability of GenMark’s Carlsbad site as well as GenMark’s R&D expertise and manufacturing capabilities. Together with the management of GenMark, we will review how to most effectively collaborate across the value chain from R&D to commercialization, with a joint objective to enhance innovation, accelerate projects and address unmet medical need.

When do you expect the transaction to close?

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The transaction is not expected to have an impact on Roche’s financial guidance for 2021. Longer term the impact on Roche’s earnings outlook will depend on the success of GenMark’s development and commercial success.

Do you expect an impact on your 2021 guidance?

•	The Roche Group guidance on 2021 has been issued as part of the 2020 FY results announcement. Guidance for 2021 will not be affected by this transaction.

What regulatory approvals are required for the transaction to close?

•	The transaction is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

What is the expected timeline for antitrust filings?

•	We will make the necessary filings with the relevant merger control authorities as soon as possible. We believe all necessary regulatory clearances will be obtained on a timely basis.

Do you anticipate any hurdles (such as SEC and/or antitrust authorities) in this transaction?

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The transaction will require compliance with the rules and regulations of the SEC and is subject to compliance with the notification and waiting-period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We believe that these requirements can be satisfied and the closing of this transaction is expected to take place in the 2nd quarter of 2021.

Are you aware of other bidders for GenMark? Do you think there will be a higher offer?

•	We will not speculate on other bidders. We believe that our price is full and fair.

Do Roche shareholders have to vote on this transaction?

•	Roche’s Board of Directors has approved the transaction. Approval by Roche’s shareholders is not required.

What is your integration strategy for Roche and GenMark? Will GenMark be fully integrated or will it operate as an independent entity?

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We will preserve the stability of GenMark’s Carlsbad site as well as GenMark’s R&D expertise and manufacturing capabilities. Together with the management of GenMark, we will review how to most effectively collaborate across the value chain from R&D to commercialization, with a joint objective to enhance innovation, accelerate projects and address unmet medical need.

What is Roche’s acquisition strategy?

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With our strong medical, scientific and regulatory expertise, we are positioned to shape healthcare for the benefit of society by shifting from delivering goods and services to achieving improved patient outcomes, while reducing costs.

•	Acquiring GenMark will further expand and complement our strong portfolio in Molecular Diagnostics and expand our offerings to include syndromic panel testing.

•	We want to drive medical value by developing integrated testing, decision support and disease management solutions.

•	We are focused on improved patient and medical outcomes and reduced cost of care, which is aligned with GenMark’s strategy.

How will the transaction be financed?

•	Financing is not a condition to the offer. Roche will finance this transaction by a combination of available funds and commercial paper.

When will the regulators make a decision regarding antitrust?

•	We believe that regulatory requirements can be satisfied and the closing of this transaction is expected to take place in the 2nd quarter of 2021.

How will this transaction impact your relationship with customers?

•	Until a transaction has occurred and all necessary approvals have been granted, Roche and GenMark will continue to conduct their respective businesses as independent companies.

•	We will honour all contracts in place before the transaction and continue to offer the same high-quality service and products to Roche and GenMark customers.

•	The relationship with our customers will be enhanced by this transaction, which will provide a broader range of diagnostic solutions and expertise for customers, physicians and patients.

How will patients, labs and healthcare systems benefit from this deal?

•	Our expanded portfolio will provide physicians and their patients with expanded state-of-the-art diagnostic testing to inform treatment decisions and reduced cost of care.

•	The relationship with our customers will be enhanced by this transaction, which will provide a broader range of diagnostic solutions and expertise for customers, physicians and patients.

What is your view of the impact of this transaction on the Diagnostics business?

•	Roche remains committed to growth in sales and profit for the Diagnostics Division. The proposed transaction would be accretive to long-term core earnings per share (EPS) and operating profit.

•	The planned transaction enables Roche access to a solid business with strong cash flow and margins.

What impact will this transaction have on margins in your Diagnostics business?

•	This transaction is expected to have a positive impact on our long-term core operating profit margins.

What percentage of GenMark shares will need to be tendered to meet the minimum condition?

•	The closing of the tender offer will be subject to a majority of GenMark’s outstanding shares being tendered in the tender offer.

Who were the financial advisors?

•	Citi is acting as Roche’s financial advisor and J.P. Morgan is acting as financial advisor to GenMark.

Who were the legal advisors?

•	Sidley Austin LLP is acting as legal counsel to Roche and DLA Piper LLP is acting as legal counsel to GenMark.

Tender offer / shareholder squeeze-out

Please describe the details of the transaction. What are the conditions for a public tender offer in the United States? What are the timelines?

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The closing of the tender offer will be subject to a majority of GenMark’s outstanding shares being tendered in the tender offer and other customary closing conditions for a transaction of this nature. Promptly following completion of the tender offer, Roche will acquire all remaining shares at the same price per share through a second step merger. The closing of the transaction is expected to take place in the 2nd quarter of 2021.

Will you increase your price?

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Our offer price is full and fair. The merger agreement has been approved unanimously by GenMark’s Board of Directors, and GenMark’s Board of Directors has unanimously agreed to recommend it to its shareholders.

What is GenMark’s shareholder structure like?

•	GenMark is publicly listed on the NASDAQ under the ticker GNMK with no individual shareholder reporting ownership of more than 15%.

Have you spoken to the key shareholders of GenMark? Are they willing to tender their shares?

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GenMark’s leadership team supports this transaction. We have not spoken to other GenMark’s shareholders. However, we are confident that we are presenting them an attractive offer and that they will tender their shares to us.

How long do you expect the tender offer to last? By when shall it be concluded?

•	The transaction is expected to close in the 2nd quarter of 2021.

Will a squeeze-out follow the public takeover offer? How many shares need to be in Roche’s possession for a squeeze-out to happen?

•	The squeeze-out will be effected promptly after the closing of the tender offer. It requires that a majority of the outstanding GenMark shares have been tendered in the offer.

Management/Operations/People

What will happen to GenMark employees? Do you expect that there will be any layoffs? How many employees will be affected?

•	We have every intention of retaining the expertise of GenMark, which is its employees.

•	Until a transaction has occurred and all necessary approvals have been granted, both companies will continue to conduct their respective businesses as independent companies.

•	This transaction is not driven by cost synergies, but by the strategic value of GenMark’s business and its growth potential within Roche.

What is your integration plan for Roche and GenMark? Who will be involved in the integration process? Are you confident in your ability to integrate these businesses?

•	Until a transaction has occurred and all necessary approvals have been granted, Roche and GenMark will continue to conduct their respective businesses as independent companies.

What will happen to Roche employees? Do you expect that there will be any layoffs? How many employees will be affected?

•	This transaction is not driven by cost synergies, but by the strategic value of GenMark’s business and its growth potential within Roche.

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Until a transaction has occurred and all necessary approvals have been granted, the companies will continue to conduct their respective businesses as independent companies. It is therefore premature to comment in detail.

•	Roche is a world-class employer, which treats all employees with respect.

Will Roche retain GenMark’s executive management?

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Until a transaction has occurred and all necessary approvals have been granted, both companies will continue to conduct their respective businesses as independent companies. It is therefore premature to comment in detail.

•	Roche believes GenMark has a world-class management team that will complement Roche Diagnostics.

Will the salary and/or benefits of GenMark employees be affected?

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Until a transaction has occurred and all necessary approvals have been granted, Roche and GenMark will continue to conduct their respective businesses as independent companies. It is therefore premature to comment in detail.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING, AMONG OTHER THINGS, THE EXPECTED CONSUMMATION AND EFFECTS OF THE TRANSACTION, INCLUDING THE TIMING THEREOF, ALL OF WHICH INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING, THE SATISFACTION OF CLOSING CONDITIONS FOR THE TRANSACTION, SUCH AS REGULATORY APPROVAL, THE TENDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF GENMARK, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED, AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN GENMARK’S PUBLIC FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTION OF GENMARK’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2020 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY ROCHE HOLDINGS, INC. (“ROCHE”) AND ITS ACQUISITION SUBSIDIARY AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY GENMARK. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ROCHE AND GENMARK DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE OF THIS DOCUMENT.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF GENMARK HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL GENMARK COMMON STOCK. THE SOLICITATION AND OFFER TO BUY GENMARK COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE AND ITS ACQUISITION SUBSIDIARY, WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, GENMARK WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER STATEMENT, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND GENMARK WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY GENMARK AT WWW.GENMARKDX.COM.